FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the first quarter 2011 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on May 10, 2011.

JA Solar Announces First Quarter 2011 Results

SHANGHAI, May 10, 2011 -- JA Solar Holdings Co., Ltd., (Nasdaq:JASO), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced its financial results for its first quarter ended March 31, 2011.

First Quarter 2011 Highlights

●	First quarter shipments of 451MW, an increase of 65.8% year-over-year and a decrease of 2.6% sequentially

●	First quarter revenue of $556 million, an increase of 91.2% year-over-year and a decrease of 5.5% sequentially

●	Gross margin of 17.3%, down from 19.2% in the fourth quarter of 2010

●	Operating income of $83.3 million and operating margin of 15.0%

●	First quarter net income of $71.8 million and GAAP diluted EPS of $0.41

●	Strong balance sheet with cash balance of $422.2 million and working capital of $711.8 million

“Despite the seasonally weaker first quarter and uncertainties surrounding Italy's solar policies, our first quarter performance illustrates that our strategic partners continue to recognize our clear market leadership on costs and technology,” said Dr. Peng Fang, CEO of JA Solar. “Shipments in the first quarter were slightly below our previously announced estimates, primarily due to factory shutdowns during the week-long Chinese New Year holiday which had a stronger impact than anticipated on solar cell production output and shipping schedules. However, overall shipments for the quarter remained more or less in line with production volume. This sustained demand for our products highlights the success of our strategy of developing long-term strategic partnerships with the leading solar players across the global solar markets. Underpinning this is our unique position as the industry’s low cost leader, and we are confident that in the future we can achieve even greater production efficiencies and drive costs down further.”

Dr. Fang added: “For the quarter and year ahead we remain focused on building new and productive partnerships that enable us to expand our market presence in key geographies. In particular, we are excited about the high growth potential of the US market and have already secured a number of promising US-focused partnerships, such as our solar cell joint venture with MEMC. These partnerships give us valuable exposure to the utility scale project market and enable us to rapidly grow our US footprint. We are similarly well positioned in China, where our status as one of the largest and most-respected players in the industry will enable us to take advantage of opportunities as the market expands.”

First Quarter 2011 Financial Results

Total shipments in the first quarter of 2011 were 451MW, compared with shipments of 463MW in the fourth quarter of 2010, representing a sequential decrease of 2.6%.  Compared with the same period last year, shipments grew 65.8% from 272MW.

Revenue in the first quarter of 2011 was RMB 3.6 billion ($556.4 million), a decrease of 5.5% compared to RMB 3.9 billion ($588.9 million) reported in the fourth quarter of 2010 and an increase of 91.2% from RMB 1.9 billion ($290.9 million) reported in the first quarter of 2010.

Gross profit in the first quarter of 2011 was RMB 630.3 million ($96.3 million), compared with RMB 740.4 million ($113.1 million) in the fourth quarter of 2010 and RMB 438.8 million ($67.0 million) in the first quarter of 2010. Gross margin was 17.3% in the first quarter of 2011, compared with 19.2% in the fourth quarter of 2010 and 23.0% in the first quarter of 2010.

Total operating expenses in the first quarter of 2011 were RMB 85.0 million ($13.0 million), compared with RMB 149.8 million ($22.9 million) in the fourth quarter of 2010 and RMB 84.2 million ($12.9 million) in the first quarter of 2010. Total operating expenses represented 2.3% of net revenue in the first quarter of 2011, compared with 3.9% in the fourth quarter of 2010 and 4.4% in the first quarter of 2010. Included in the operating expenses for the first quarter of 2011 was a reversal of provision for prepayments of RMB 28.2 million ($4.3 million). Excluding this transaction, total operating expenses for the first quarter would be RMB 113.2 million ($17.3 million) or 3.1% of net revenue.

Operating income in the first quarter of 2011 was RMB 545.4 million ($83.3 million), compared with RMB 590.7 million ($90.2 million) in the fourth quarter of 2010 and RMB 354.5 million ($54.1 million) in the first quarter of 2010. Operating margin was 15.0% in the first quarter of 2011, compared with 15.3% in the fourth quarter of 2010 and 18.6% in the first quarter of 2010.

Earnings per diluted ADS in the first quarter of 2011 were RMB 2.68 ($0.41), a decrease of 31.3% compared with RMB 3.90 ($0.60) in the fourth quarter of 2010.  Fourth quarter 2010 earnings included a gain of RMB 231.2 million ($34.6 million) from proceeds from sales of Lehman Notes. This resulted in a gain per diluted ADS of RMB 1.34 ($0.20).  Excluding this transaction, earnings per ADS for the fourth quarter 2010 were RMB 2.56 ($0.40). Year-over-year, earnings per diluted ADS grew by 66.5%, compared with RMB 1.61 ($0.25) in the first quarter of 2010.

Included in other income was a non-cash gain on change in fair value of derivatives of

RMB35.7 million ($5.5 million). This gain resulting from the change in fair value of derivatives has been excluded from the calculation of diluted earnings per ADS.

In the first quarter of 2011, the Company generated operating cash flow of RMB 420.2 million ($64.2 million), or RMB 2.44 ($0.37) per diluted ADS.

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 2.8 billion ($422.2 million), and total working capital of RMB 4.7 billion ($711.8 million) at March 31, 2011. Total long term bank borrowings were RMB 2.1 billion ($321.5 million) and the face value of outstanding convertible bonds due 2013 was RMB 1.5 billion ($228.2 million) at March 31, 2011.

Outlook

Due to changes in the market environment as result of the recent solar policy changes in Italy, solar cell and module shipments in the second quarter are expected to exceed 400MW. The Company’s current estimate for total cell and module shipments for full year 2011 remains unchanged at 2.2GW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, May 10, 2011, at 8:00 a.m. US Eastern Time. The call may be accessed by dialing +1-866-783-2139 (U.S.) or +1-857-350-1598 (international). The passcode is JA SOLAR. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. A replay of the call will be available beginning three hours after the live call and will be accessible by dialing +1-888-286-8010 (U.S.) or +1-617-801-6888 (international). The passcode for the replay is 82710036.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2011, which was RMB 6.5483 to USD $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: May 10, 2011